TRIUMPH CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

TRIUMPH CAPITAL MARKETS LLC

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Triumph Capital Markets, LLC
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triumph Capital Markets, LLC (Company) as of December 31, 2024, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024

Forvis Mazars, LLP

Woodbury, New York
March 31, 2025

TRIUMPH CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	4,082,532
Other assets		22,885
TOTAL ASSETS	$	4,105,417

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and other liabilities	$	551,097
Due to affiliate		221,111
TOTAL LIABILITIES		772,208
Member's Equity:		
Member's equity		625,049
Accumulated earnings		2,708,160
MEMBER'S EQUITY		3,333,209
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,105,417

The accompanying notes are an integral part of this financial statement.

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

TRIUMPH CAPITAL MARKETS LLC (the "Company") was formed on April 1, 2024 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") effective April 1, 2024. The Company does not carry securities accounts for customers or perform custodial services. The Company files an exemption report relying on the provisions of Footnote 74 of SEC Release 34-70073. The Company is a wholly-owned subsidiary of Triumph Capital Markets Holdco LP ("the Holdco"). The Company operates from an office in Chicago.

The Company engages in private placements.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
In accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and cash equivalents
Cash equivalents are short-term, highly liquid investments that can be readily converted into cash with little or no risk of loss, typically within three months. All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company considers amounts held in money market accounts with initial maturities equal to or less than three months ($4,082,532 as of December 31, 2024) to be cash equivalents. At December 31, 2024, $3,832,532 was in excess of the Federal Deposit Insurance Corporation limit.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Fee income earned through private placement transactions is recorded on the trade date. The Company is entitled to fees upon closing and funding of the facilities that it is engaged to arrange. The performance obligation is deemed satisfied only if and when the facility is closed and funded, and the respective client has no obligation to pay any fees if the Company is unable to arrange the close and funding of the facility.

Allowance for Credit Losses
The Company recognizes allowance for credit losses in accordance with ASC Topic 326, *Financial Instruments — Credit Losses* ("ASC Topic 326"). The allowance for credit losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. Management does not anticipate any expected credit losses, and therefore has not made any allowance for credit losses for the period from April 1, 2024 (date of approval) through December 31, 2024. The Company had no contract assets receivable at April 1, 2024 and December 31, 2024.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including facilitating certain securities transactions such as private placement. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The financial information for the Company's single operating segment is the same as the financial information presented in the statement of financial condition.

RELATED PARTY TRANSACTIONS

NOTE 3

The Company and Victory Park Capital Advisors LLC (the "Affiliate") have an expense sharing agreement dated October 30, 2023, which covers certain administrative and other back office expenses, including rent and IT support. The Affiliate may also pay directly various expenses that are attributable to the Company, which are allocated to and reimbursed by the Company to the Affiliate. As of December 31, 2024, the Company owed $221,112 to the Affiliate, which includes amounts to be reimbursed to the Affiliate, and is reflected as Due to affiliate on the Statement of Financial Condition.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-l which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 12-1/2 percent of "aggregate indebtedness", as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $3,310,324, and net capital requirements of $100,000 resulting in excess net capital of $3,210,324. The ratio of aggregate indebtedness to net capital was 0.23 to 1.

NOTE 5   CONCENTRATIONS

For the period from April 1, 2024 (date of approval) through December 31, 2024, the Company's revenues resulted from five private placement loan transactions for four clients.

NOTE 6   INCOME TAXES

The Company is a limited liability company and is treated as a disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to Holdco and included in the calculation of the Holdco tax liability.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be the subject to ongoing reevaluation as facts and circumstances require.

COMMITMENTS AND CONTINGENCIES

NOTE 7

In the ordinary course of business, various legal actions may be taken against the Company and the Company may be the subject of regulatory examinations. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's financial statement.

SUBSEQUENT EVENTS

NOTE 8

The Company distributed $384,216 and $2,089,014 to the sole member on February 27, 2025 and March 3, 2025, respectively.

The Company has evaluated events and transactions that have occurred through the date the financial statement was issued and determined that there are no additional subsequent events requiring adjustments to or disclosure in the financial statement.